Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, CT 06002
(860) 243-7868

Candace A. Clark
Senior Vice President
Chief Legal Officer and Secretary

July 31, 2009

Via Facsimile (703) 813-6968
and EDGAR Transmission

Ms. Pamela A. Long, Assistant Director
Ms. Era Anagnosti
Division of Corporation Finance
U.S. Securities and Exchange Commission
Station Place
100 F. Street, N.E.
Washington, D.C. 20549

FOR COMMISSION USE ONLY

RE:          Kaman Corporation Registration Statement on Form S-3
Filed on: June 26, 2009, File No.: 333-160244

Dear Ms. Long and Ms. Anagnosti:

Thank you for your recent comments on the Form S-3 registration statement of Kaman Corporation (the “Company”) filed on June 26, 2009 (File No. 333-160244), as amended by Amendment No. 1 filed on July 27, 2009 and Amendment No. 2 filed on July 31, 2009 (as amended, the “Registration Statement”).

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby requests that the effective date of the pending Registration Statement be accelerated so that the Registration Statement shall be effective at 4:30 P.M., Eastern Daylight Time, on August 3, 2009, or as soon thereafter as practicable.

In connection with this request for acceleration pursuant to Rule 461 under the Act, the Company is aware of its obligations under the Act.  The Company hereby further confirms for the Staff that:

•
should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

Ms. Pamela A. Long, Assistant Director
Ms. Era Anagnosti
Division of Corporation Finance
U.S. Securities and Exchange Commission
July 31, 2009

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company will not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me directly at (860) 243-7868 or Willard F. Pinney, Jr., of Murtha Cullina LLP, at 860-669-6016.

Sincerely,
/s/ Candace A. Clark

cc:       William C. Denninger, Senior Vice President and CFO
Willard F. Pinney, Jr., Esq.